RMS

Public

18006708

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Securities & Insurance LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800

(No. and Street)

Seattle	WA	98104-4019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Fahlen 206-302-6946

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S.

(Name – *if individual, state last, first, middle name*)

1750 112th AVE NE, Suite E200	Bellevue	WA	98004
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 6 2018 DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jennifer Furness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Securities & Insurance LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MONICA DENNIS
COMMISSION EXPIRES
NOTARY
PUBLIC
08-13-18
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Moss Adams Securities & Insurance LLC

December 31, 2017

MOSSADAMS

Table of Contents

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

mgi BUSINESS SOLUTIONS WORLDWIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Moss Adams Securities & Insurance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moss Adams Securities & Insurance LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Moss Adams Securities & Insurance LLC's management. Our responsibility is to express an opinion on Moss Adams Securities & Insurance LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moss Adams Securities & Insurance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hellam Varon & Co Inc PS

We have served as Moss Adams Securities & Insurance LLC's auditor since 2004.
Bellevue, Washington
February 26, 2018

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

ASSETS

Cash	$	142,574
Commissions receivable		58,734
Prepaid expenses		4,490
	$	205,798

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	5,364
MEMBER'S EQUITY		200,434
	$	205,798

Note 1 – Organization and Nature of Business

Moss Adams Securities & Insurance LLC (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of securities (mutual funds and variable annuities only) and insurance products.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions related to customer transactions are recorded as earned in accordance with contractual payment structure. Accounts receivable are made up of commissions earned but not yet received. They are stated at the amount that management expects to collect and are not collateralized.

Concentration of Credit Risk – The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit.

Credit risk is represented by unsecured commissions receivable.

Income Taxes – The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions.

Note 3 – Related Party Transactions

Accrued liabilities include $3,951 to the Owner at December 31, 2017. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $132,210 which was $127,210 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1 at December 31, 2017.

Note 5 – Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6 – Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 26, 2018, the date the financial statements were available for issue.